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August 7, 2025

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Stephany Yang Kevin Woody

RE:	Graphjet Technology Form 8-K Furnished June 23, 2025 File No. 001-41070

On behalf of Graphjet Technology (the “Company”), we are hereby responding to the letter dated July 2, 2025, (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”), regarding the Company’s Current Report on Form 8-K furnished June 23, 2025 (the “8-K”). In response to the Comment Letter, and to update certain information in the 8-K, the Company previously furnished Amendment No. 1 to the Current Report on Form 8-K on July 14, 2025 (“Amendment No. 1 to 8-K”) and is submitting this response letter with the SEC today.

Capitalized terms used but not defined in this letter have the meanings as defined in the Amended Registration Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Securities and Exchange Commission

August 7, 2025

Form 8-K Furnished June 23, 2025

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report

or Completed Interim Review, page 1

1.	Please amend your filing to indicate clearly whether you are filing under Item 4.02(a) or 4.02(b) of Form 8-K and:

•	disclose whether the Board of Directors, Committee of the Board of Directors or authorized Officers concluded that your financial statements should no longer be relied on, and revise disclosures to comply with Item 4.02(a) of Form 8-K; or

•	disclose whether you were advised by, or received notice from, your independent accountant that disclosure should be made or action should be taken to prevent future reliance on the previously issued audit report related to previously issued financial statements, and revise disclosures to comply with Item 4.02(b) and 4.02(c) of Form 8-K, as applicable.

Response: In response to the Staff’s comment, the Company has furnished Amendment No. 1 to 8-K to expressly state that the disclosure regarding non-reliance on previously issued financial statements for the year ended September 30, 2023 was made pursuant to Item 4.02(a) of Form 8-K. Amendment No. 1 to 8-K contains an explanatory note and restates Item 4.02(a) to reflect this clarification. No other changes were made to the original filing.

If you have further questions or comments, please do not hesitate to contact me at 202-776-5248 or atucker@duanemorris.com. Thank you very much for your assistance.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker

AMT